EXHIBIT 99.3
AGRIUM INC.
2010
AUDITED ANNUAL FINANCIAL
STATEMENTS AND NOTES

Financial Statements and Notes

Financial Reporting Responsibilities
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.
The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2010 the Company did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2010 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2010 Annual Report to Shareholders.
AWB Limited (“AWB”) was acquired on December 3, 2010 for total cash consideration of approximately $1.2-billion, as more fully described in note 2 of the Notes to the Consolidated Financial Statements. In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, AWB and its subsidiaries were excluded due to the proximity of the acquisition to year-end. AWB’s revenues since the date of our acquisition through December 31, 2010 constituted approximately 4 percent of the Company’s consolidated revenues for the year ended December 31, 2010. AWB’s net assets represented approximately 27 percent of the Company’s consolidated net assets as at December 31, 2010.

Michael M. Wilson	Bruce G. Waterman
President & Chief Executive Officer Calgary, Canada	Senior Vice President, Finance & Chief Financial Officer

February 24, 2011

86	Agrium	2010 ANNUAL REPORT

Auditor’s Reports
To the Shareholders of Agrium Inc.
We have audited the accompanying consolidated financial statements of Agrium Inc. and its subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Canadian Institute of Chartered Accountants, the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2011 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants Calgary, Canada February 24, 2011

2010 ANNUAL REPORT	Agrium	87

To the Shareholders of Agrium Inc.
We have audited the effectiveness of Agrium Inc. and its subsidiaries (“the Company”) internal control over financial reporting as at December 31, 2010.
Management’s responsibility
The Company’s management is responsible for maintaining effective internal control over financial reporting.
Auditor’s responsibility
Our responsibility is to express an opinion based on our audit, on whether the Company’s internal control over financial reporting was effectively maintained in accordance with criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We conducted our audit in accordance with standards established by The Canadian Institute of Chartered Accountants for audits of internal control over financial reporting. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Opinion
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010, in accordance with Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
The Company acquired AWB Limited during 2010, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, AWB Limited’s internal controls over financial reporting associated with net assets representing 27% of the consolidated net assets of the Company and total revenues of 4% of the total consolidated revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2010. Our audit of internal controls over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of AWB Limited.
We have also audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements of the Company as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted auditing standards. Our report dated February 24, 2011 expressed an unmodified opinion on those consolidated financial statements.

Chartered Accountants Calgary, Canada February 24, 2011

88	Agrium	2010 ANNUAL REPORT

Consolidated Statements of Operations

Years ended December 31,
(millions of U.S. dollars, except per share amounts)	2010	2009	2008

Sales	10,743	9,328	10,268
Direct freight	223	199	237

Net sales	10,520	9,129	10,031
Cost of product sold	7,869	7,186	6,808

Gross profit	2,651	1,943	3,223
Expenses
Selling	1,038	918	815
General and administrative	236	202	192
Depreciation and amortization	129	124	110
Potash profit and capital tax	27	4	162
Earnings from equity investees (note 14)	(25)	(27)	(4)
Other expenses (income) (note 5)	143	142	(38)

Earnings before interest, income taxes and non-controlling interests	1,103	580	1,986
Interest on long-term debt	88	91	82
Other interest	19	19	23

Earnings before income taxes and non-controlling interests	996	470	1,881
Income taxes (note 6)	265	105	589
Non-controlling interests	—	(1)	(30)

Net earnings from continuing operations	731	366	1,322
Net loss from discontinued operations (note 4)	(17)	—	—

Net earnings	714	366	1,322

Earnings per share from (note 7)

Basic earnings per share from continuing operations	4.64	2.33	8.39
Basic loss per share from discontinued operations	(0.11)	—	—

Basic earnings per share	4.53	2.33	8.39

Diluted earnings per share from continuing operations	4.63	2.33	8.34
Diluted loss per share from discontinued operations	(0.11)	—	—

Diluted earnings per share	4.52	2.33	8.34

See accompanying notes.

2010 ANNUAL REPORT	Agrium	89

Consolidated Statements of Cash Flows

Years ended December 31,
(millions of U.S. dollars)	2010	2009	2008

Operating
Net earnings from continuing operations	731	366	1,322
Items not affecting cash
Depreciation and amortization	334	242	218
Earnings from equity investees (note 14)	(25)	(27)	(4)
Stock-based compensation	110	73	(25)
Unrealized loss (gain) on derivative financial instruments	42	(39)	77
Acquisition costs (note 3)	45	—	—
Gain on disposal of marketable securities (note 3)	(52)	—	—
Unrealized foreign exchange (gain) loss	(12)	62	(6)
Future income taxes (note 6)	14	(309)	363
Non-controlling interests	—	(1)	(30)
Other	23	82	240
Dividends from equity investees	14	—	—
Net changes in non-cash working capital (note 8)	(649)	950	(1,097)

Cash provided by operating activities	575	1,399	1,058

Investing
Acquisitions, net of cash acquired (note 3)	(1,246)	(15)	(2,740)
Capital expenditures	(441)	(313)	(506)
Proceeds from disposal of investments	25	—	—
Purchase of marketable securities	—	(65)	—
Proceeds from disposal of marketable securities	117	—	—
Other	(1)	(120)	(129)

Cash used in investing activities	(1,546)	(513)	(3,375)

Financing
Bank indebtedness	(8)	(381)	261
Long-term debt issued	565	78	1,620
Transaction costs on long-term debt	(13)	(1)	(12)
Repayment of long-term debt	(17)	(1)	(795)
Contributions from non-controlling interests	—	—	171
Dividends paid	(17)	(17)	(18)
Shares issued, net of issuance costs	8	7	4
Shares repurchased	—	—	(35)

Cash provided by (used in) financing activities	518	(315)	1,196

Effect of exchange rate changes on cash and cash equivalents	15	5	(14)

(Decrease) increase in cash and cash equivalents from continuing operations	(438)	576	(1,135)
Cash and cash equivalents provided by discontinued operations (note 4)	45	—	—
Cash and cash equivalents — beginning of year	933	374	1,509
Deconsolidation of Egypt subsidiary	—	(17)	—

Cash and cash equivalents — end of year (note 8)	540	933	374

See accompanying notes.

90	Agrium	2010 ANNUAL REPORT

Consolidated Balance Sheets

As at December 31,
(millions of U.S. dollars)	2010	2009

ASSETS
Current assets
Cash and cash equivalents (note 8)	540	933
Accounts receivable (note 9)	1,781	1,324
Inventories (note 10)	2,502	2,137
Prepaid expenses and deposits	848	612
Marketable securities	3	114
Assets of discontinued operations (note 4)	1,320	—

	6,994	5,120
Property, plant and equipment (note 11)	2,099	1,782
Intangibles (note 12)	619	617
Goodwill (note 13)	2,463	1,801
Investment in equity investees (note 14)	389	370
Other assets (note 15)	47	95
Future income tax assets (note 6)	14	—
Assets of discontinued operations (note 4)	92	—

	12,717	9,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 16)	297	106
Accounts payable (note 17)	2,843	2,475
Current portion of long-term debt (note 16)	125	—
Liabilities of discontinued operations (note 4)	1,020	—

	4,285	2,581
Long-term debt (note 16)	2,118	1,699
Other liabilities (note 18)	408	381
Future income tax liabilities (note 6)	549	521
Liabilities of discontinued operations (note 4)	2	—
Non-controlling interests	8	11

	7,370	5,193

Commitments, guarantees and contingencies (notes 24, 25 and 26)
Shareholders’ equity
Share capital	1,976	1,969
Contributed surplus	10	8

	1,986	1,977

Retained earnings	3,359	2,662
Accumulated other comprehensive income (note 22)	2	(47)

	3,361	2,615

	5,347	4,592

	12,717	9,785

See accompanying notes.
Approved on behalf of the Board:

Michael M. Wilson Director	Victor J. Zaleschuk Director

2010 ANNUAL REPORT	Agrium	91

Consolidated Statements of Comprehensive Income
and Shareholders’ Equity

					Accumulated
	Millions of				other	Total
(millions of U.S. dollars,	common	Share	Contributed	Retained	comprehensive	shareholders’
except share data)	shares(a)	capital	surplus	earnings	income	equity

December 31, 2007	158	1,972	8	1,024	84	3,088
Transition adjustment (b)				4		4

	158	1,972	8	1,028	84	3,092

Net earnings				1,322		1,322
Cash flow hedges (c)					(14)	(14)
Foreign currency translation					(242)	(242)

Comprehensive income						1,066

Dividends				(17)		(17)
Shares repurchased	(1)	(15)		(20)		(35)
Stock options exercised		4				4

December 31, 2008	157	1,961	8	2,313	(172)	4,110

Net earnings				366		366
Cash flow hedges (d)					(4)	(4)
Available for sale financial instruments (e)					29	29
Foreign currency translation					100	100

Comprehensive income						491

Dividends				(17)		(17)
Stock options exercised		8				8

December 31, 2009	157	1,969	8	2,662	(47)	4,592

Net earnings				714		714
Cash flow hedges (f)					(2)	(2)
Available for sale financial instruments (g)					(29)	(29)
Foreign currency translation					80	80

Comprehensive income						763

Dividends				(17)		(17)
Stock options exercised	1	7	2			9

December 31, 2010	158	1,976	10	3,359	2	5,347

(a)	The Company’s authorized share capital consists of unlimited common shares.

(b)	Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(c)	Net of tax of $2-million and non-controlling interest of $7-million.

(d)	Net of tax of $2-million.

(e)	Net of tax of $19-million.

(f)	Net of tax of $1-million.

(g)	Net of tax of $19-million.
See accompanying notes.

92	Agrium	2010 ANNUAL REPORT

Notes to the Consolidated Financial Statements

(amounts in millions of U.S. dollars unless otherwise stated)
1. Description of Business
Agrium Inc. (with its subsidiaries, collectively, the “Company” or “Agrium”) is a leading global producer and marketer of agricultural products. Agrium operates three strategic business units:
¤	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers;

¤	Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world; and,

¤	Advanced Technologies produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.
2. Significant Accounting Policies
Principles of consolidation and preparation of financial statements
The consolidated financial statements of Agrium are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation. The Company has evaluated subsequent events to the date the consolidated financial statements were issued.
The consolidated financial statements of the Company include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures. Investments in companies where the Company has the ability to exercise significant influence but not control or joint control are accounted for using the equity method. All intercompany transactions and balances have been eliminated.
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items such as collectibility of receivables, rebates, net realizable value of inventory, estimated useful lives and impairment of long-lived assets, goodwill impairment testing, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, stock-based compensation, income taxes, fair value of financial assets and liabilities and amounts and likelihood of contingencies. Actual results could differ from those estimates.
Foreign currency translation
The Company’s Canadian, European and Australian operations are considered self-sustaining and are translated from Canadian and Australian dollars and Euros into U.S. dollars using the current rate method. Foreign currency transactions in the Company’s operations with U.S. dollar functional currency are translated into U.S. dollars using the temporal method.

2010 ANNUAL REPORT	Agrium	93

Financial instruments
Financial assets and liabilities are initially recognized at fair value and classified and subsequently measured at each period-end as described below.

Financial instrument classification	Subsequent measurement of gains or losses

Assets or liabilities held for trading	Fair value; unrealized gains or losses recognized in net earnings

Available for sale financial assets and liabilities	Fair value; unrealized gains and losses recognized in OCI; recognized in net earnings in the same period that the hedged item impacts net earnings, on sale of the asset or when the asset is written down as impaired

Held to maturity investments

Loans and receivables	Amortized cost using the effective interest rate method; recognized in net earnings, if asset/liability is derecognized or asset is impaired

Other financial liabilities

Where commodity derivative contracts under master netting arrangements include both asset and liability positions, the Company offsets the fair value amounts recognized for multiple similar derivative instruments executed with the same counterparty, including any related cash collateral asset or obligation.
Transaction costs of financial instruments are recorded as a reduction of the cost of the instruments.
Fair values
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Company estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values. Non-performance risk, including the Company’s own credit risk for financial liabilities, is considered when determining the fair value of financial assets or liabilities, including derivative liabilities.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer and all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable and collection is reasonably assured. Revenue is net of freight incurred to move the product to the customer’s location.
All taxes collected from customers that are remitted to governmental authorities are excluded from revenues.
Rebates
The Company enters into agreements with suppliers, primarily for crop protection products and seed. Rebate agreements provide for vendor rebates typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. The Company accounts for rebates and prepay discounts as a reduction of the prices of suppliers’ products. Rebates that are probable and can be reasonably estimated are accrued based on total estimated performance in a crop year (generally October to September). Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.
Rebates based on the amount of materials purchased reduce cost of product sold as inventory is sold. Rebates that are based on sales volume are offset to cost of product sold when management determines they have been earned based on sales volume of related products.
Income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

94	Agrium	2010 ANNUAL REPORT

Cash and cash equivalents
Cash equivalents are carried at fair value, and consist primarily of short-term investments with an original maturity of three months or less.
Accounts receivable and allowance for doubtful accounts
Management evaluates collectibility of customer receivables depending on the customer and the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted quarterly. Account balances are charged to net earnings when management determines that it is probable that the receivable will not be collected. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.
Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration has been received.
Inventories
Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include the Company’s produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost determined on a weighted-average basis and net realizable value.

Retail inventories consist primarily of crop nutrients, crop protection products and seed. Inventoried cost includes the cost of the product and transportation of the product to selling locations. Inventories are recorded at the lower of purchased cost on a weighted moving average cost basis and net realizable value.
Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.
Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements, interest capitalized during construction, and betterments, including planned major maintenance that increases or prolongs the service life or capacity of an asset. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets.
Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the assets. Intangibles with indefinite lives are not amortized; instead they are tested for impairment in the third quarter of each year, or if events have occurred that indicate possible impairment.
Impairment of long-lived assets
Management reviews long-lived assets when events or changes in circumstances indicate impairment in the carrying value or estimated useful life of the asset. If impairment has occurred, the excess of the carrying value over fair value is expensed. When there is a change in the estimated useful life of a long-lived asset, depreciation or amortization is adjusted prospectively.
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the business combination. Goodwill is not amortized. Goodwill is assessed for impairment on an annual basis during the third quarter, or more often if events or circumstances warrant. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed as an impairment loss.
Environmental remediation
Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.

2010 ANNUAL REPORT	Agrium	95

Asset retirement obligations
The Company recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Company’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through other expenses. Associated asset retirement costs are capitalized as part of the carrying amount of property, plant and equipment and depreciated over the asset’s estimated useful life.
Stock-based compensation
The Company accounts for its stock-based compensation plans that settle through the issuance of equity using a fair value-based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense on a straight-line basis over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds together with the amount recorded in contributed surplus are recorded as share capital.
Stock-based plans that are likely to settle in cash are accounted for as liabilities at the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award. Compensation expense is accrued, on a straight-line basis, over the vesting period of the award. Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period, and changes in other vesting assumptions will result in a change to the related liability and compensation expense, which is recognized in the period in which the fluctuation occurs.
If an employee is eligible to retire during the vesting period, the Company recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.
Employee future benefits
The Company maintains contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. The Company also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses.
Employee future benefits are funded by the Company and obligations are determined using the projected benefit method of actuarial valuation prorated over the expected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Company to defined contribution employee future benefit plans are expensed as incurred.
Significant accounting standard and policy changes
International Financial Reporting Standards (“IFRS”)
Effective January 1, 2011, as required for all Canadian publicly accountable enterprises, the Company will adopt IFRS as issued by the International Accounting Standards Board (“IASB”), replacing Canadian GAAP. Agrium will prepare its first financial statements in accordance with IFRS beginning with the first quarter of 2011 and will restate comparative figures in compliance with IFRS. While the conceptual framework used in IFRS is similar to Canadian GAAP, differences exist in recognition, measurement and disclosure. The IASB has stated that it will continue to issue standards during 2011 and beyond. The change to IFRS and future IFRS standards will have a significant impact on the Company’s future consolidated financial statements. The Company does not expect a significant impact to its business activities or cash flows from the transition to IFRS.
3. Business Acquisitions
AWB Limited
On December 3, 2010, the Company acquired 100 percent of AWB Limited (“AWB”), an agribusiness operating in Australia, for $1.2-billion in cash. Results of operations of AWB are included in the Company’s consolidated financial statements from acquisition. On December 15, 2010, the Company announced an agreement to sell the majority of the Commodity Management business of AWB. The Company will retain the Landmark retail operations, including over 200 corporate-owned retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquisition will merge AWB’s market presence and experience with Agrium’s international crop input sourcing capabilities. The Company will carry the acquired business in its Retail operating segment.

96	Agrium	2010 ANNUAL REPORT

Preliminary estimated fair values of assets acquired and liabilities assumed

Continuing operations
Working capital	565
Property, plant and equipment	81
Intangibles	41
Goodwill	626
Other assets	67
Debt and other liabilities	(571)
Assets of discontinued operations	1,128
Liabilities of discontinued operations	(691)

1,246

Consideration and acquisition costs
Cash and debt	1,209
Transaction costs	37

1,246

The primary drivers that generate goodwill are the acquisition of a talented workforce and the value of synergies between Agrium and AWB, including expansion of geographical coverage for the sale of crop inputs and cost savings opportunities.
The Company has not determined the fair value of the assets acquired, liabilities assumed (including contingent liabilities), or related future income tax impacts due to the timing of the acquisition and the inherent complexity associated with the valuations. The preliminary purchase price allocation is based on carrying amounts of AWB. Accordingly, in applying the purchase method of accounting, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The Company expects that some of the purchase price allocated to goodwill will be allocated to property, plant and equipment, intangibles, and related future income tax balances. The Company expects that the actual amounts assigned to the fair values of the identifiable assets and liabilities acquired will differ materially from the preliminary purchase price allocation, and that some acquired property, plant and equipment and intangibles are expected to be finite-lived and accordingly subject to depreciation and amortization, which will result in charges to earnings in periods subsequent to the acquisition that could be material.
CF Industries Holdings, Inc.
During the year, the Company announced that it would no longer pursue an acquisition of CF Industries Holdings, Inc (“CF”). Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. The Company sold an investment in CF during the year and recorded a pre-tax gain in other expenses of $52-million.
4.	Discontinued Operations
The Company entered into an agreement on December 15, 2010 with Cargill, Incorporated (“Cargill”) to sell the majority of the Commodity Management business of AWB. Completion of the sale is expected in the first half of 2011. The purchase price to be paid by Cargill will be the net asset value of the sold businesses as at the completion date of the transaction, plus a premium. The Company continues to evaluate the disposition of certain other businesses that form part of the Commodity Management business that is not being acquired by Cargill. In addition to the sale of the Commodity Management business, the pool management operations of AWB Harvest Finance Limited (“AWBHF”) will be transferred to Cargill. Agrium has agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity for litigation related to the Oil-For-Food Programme, as described in note 26, Contingencies.
Commodity Management operations included in the agreement with Cargill are reported as discontinued operations because their operations and cash flows will be eliminated from continuing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations after the disposal transaction. Assets and liabilities related to discontinued operations are presented separately on the consolidated balance sheets.
Discontinued Commodity Management operations classified as discontinued operations include: grain origination; grain marketing and trading; pool management and harvest finance businesses; grain storage, handling and transportation, including grain storage facilities; a chartering business; leased and owned trains; international commodities management business; and an ownership interest in a grain export terminal. These operations are subject to risks that remain the responsibility of Agrium until completion of the sale. Risks include normal business risks and risks relating to financial instruments, which include exposure to changes in interest rates, foreign exchange rates, and commodity and freight prices. Commodity exposure is primarily to wheat and other grain and oilseed prices. Foreign exchange exposure is primarily to USD/AUD rates. The business manages risk through a commodity risk management framework that includes value at risk limits for commodity exposures, as well as the use of derivative financial instruments.

2010 ANNUAL REPORT	Agrium	97

AWBHF provides management services to AWB Pools (“Pools”). Pools collect grain from growers and market grain on their behalf. Pools are established for each annual growing season in the form of trusts with a life of approximately 15 to 18 months. When growers deliver grain to a Pool, title to the grain passes to AWBHF, however all risk, such as commodity price risk, foreign currency risk, interest rate risk, credit risk and operational risk, and all net returns of the Pools remain the responsibility of growers. Pools are considered Variable Interest Entities because they have insufficient equity such that they require additional subordinated support to finance their activities. Agrium is not the primary beneficiary of the Pools because Pool distributions are passed on to growers either directly, or through AWBHF, and Agrium does not absorb losses arising from the Pools. Accordingly, Agrium does not consolidate Pools; as a result, pool inventories and related balances do not appear on Agrium’s balance sheet. Pursuant to the sale agreement, AWBHF will administer and collect management fees relating to 2009/10 Pools and Cargill, upon completion of the sale agreement, will assume the administration and collection of management fees of 2010/11 Pools. Cargill has agreed to indemnify AWBHF against any losses that may occur from 2010/11 Pools after completion of the sale agreement. The Company does not expect that it will incur any losses on collection of either grower loans or amounts due from Pools because of Cargill’s indemnification.

Condensed information of discontinued operations	2010

Operating information

Net sales (a)	313
Net loss from discontinued operations (net of income taxes of $3-million)	(17)

Cash (used in) provided by

Operating activities	(252)
Investing activities	(1)
Financing activities	298

45

Balance sheet information

Accounts receivable (b)	743
Inventories (c)	551
Prepaid expenses and deposits	14
Other current assets	12

Current assets	1,320
Property, plant and equipment	81
Other assets	2
Future income tax assets	9

Long-term assets	92

1,412

Bank indebtedness (d)	471
Accounts payable (e)	549

Current liabilities	1,020
Future income tax liabilities	2

Long-term liabilities	2

1,022

(a)	Includes revenue from related parties (Pools) of $59-million.

(b)	Includes receivables from Pools of $157-million.

(c)	Commodity inventories measured at fair value less costs to sell; primarily wheat ($355-million) and oilseeds ($122-million).

(d)	Demand facilities with a weighted average rate of approximately 3 percent, including $143-million secured by Pool inventories.

(e)	Includes accounts payable to Pools of $91-million.

			Fair value
Balance sheet information – wheat, oilseeds and other commodity	Notional		assets
derivative financial instruments outstanding	(thousands, tonnes)	Maturities	(liabilities)

Forward physical sales	1,890	2011	(46)
Forward physical purchases	1,674	2011-2012	41
Commodity derivatives	1,508	2011-2012	28

			23

Accounts receivable			159
Accounts payable			(136)

			23

98	Agrium	2010 ANNUAL REPORT

	Notional		Fair value
Balance sheet information – foreign exchange	(millions,		assets
derivative financial instruments outstanding	buy currency)	Maturities	(liabilities)

USD/AUD forwards	AUD 600	2011	23
Other		2011	6

			29

Accounts receivable			40
Accounts payable			(11)

			29

5. Other Expenses (Income)

	2010	2009	2008

Stock-based compensation	110	73	(25)
Realized loss (gain) on derivative financial instruments	39	123	(77)
Unrealized loss (gain) on derivative financial instruments	42	(39)	77
Acquisition costs	45	—	—
Gain on disposal of marketable securities	(52)	—	—
Environmental remediation and accretion of asset retirement obligations	14	9	15
Interest income	(50)	(56)	(57)
Foreign exchange (gain) loss	(40)	17	(119)
Bad debt expense	31	33	23
Other	4	(18)	125

	143	142	(38)

6. Income Taxes

Major factors that caused variations from the expected combined
Canadian federal and provincial statutory income tax rates	2010	2009	2008

Earnings before income taxes, non-controlling interests and discontinued operations
Canadian	398	262	1,180
Foreign	598	208	701

	996	470	1,881
Statutory rate (%)	29	30	30

Income taxes at statutory rates	285	140	571
Foreign exchange gains (losses) relating to Canadian operations	18	26	(36)
Differences in foreign tax rates	(37)	(59)	16
Non-deductible stock-based compensation expense	25	—	—
Recognition of previously unrecognized tax asset	(28)	—	—
Change in valuation allowance	(1)	5	26
Other	3	(7)	12

Income taxes	265	105	589

Current
Canadian	74	322	42
Foreign	177	92	184

	251	414	226

Future
Canadian	67	(230)	291
Foreign	(53)	(79)	72

	14	(309)	363

	265	105	589

2010 ANNUAL REPORT	Agrium	99

Significant components of future income tax liabilities and assets	2010	2009

Future income tax liabilities
Accumulated depreciation and amortization	397	389
Deferred income	196	144
Other	122	160

Total future income tax liabilities	715	693

Future income tax assets
Loss carry-forwards expiring through 2030	92	25
Asset retirement obligations and environmental remediation	75	80
Employee future benefits and incentives	73	64
Receivables, inventories and accrued liabilities	105	92
Other	19	9

Future income tax assets before
valuation allowance	364	270
Valuation allowance	(71)	(21)

Total future income tax assets, net of valuation allowance	293	249

Net future income tax liabilities	422	444

Current future income tax assets	113	77
Non-current future income tax assets	14	—
Non-current future income tax liabilities	549	521

Net future income tax liabilities	422	444

7. Earnings Per Share

	2010	2009	2008

Numerator
Net earnings from continuing operations	731	366	1,322
Net loss from discontinued operations	(17)	—	—
Net earnings	714	366	1,322

Denominator
Weighted-average number of shares outstanding for basic earnings per share	157	157	158
Dilutive instruments — stock options (a)(b)	1	—	1

Weighted-average number of shares outstanding for diluted earnings per share	158	157	159

Basic earnings per share from continuing operations	4.64	2.33	8.39
Basic loss per share from discontinued operations	(0.11)	—	—

Basic earnings per share	4.53	2.33	8.39

Diluted earnings per share from continuing operations	4.63	2.33	8.34
Diluted loss per share from discontinued operations	(0.11)	—	—

Diluted earnings per share	4.52	2.33	8.34

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

(b)	Using the treasury stock method, stock options with an average grant price less than or equal to the average share price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2010, dilutive stock options outstanding was nil (December 31, 2009 — one million, December 31, 2008 — one million).

100	Agrium	2010 ANNUAL REPORT

8. Additional Cash Flow Information

Cash and cash equivalents	2010	2009

Cash	311	870
Short-term investments	229	63

	540	933

Net changes in non-cash working capital	2010	2009	2008

Accounts receivable	(197)	(1)	434
Inventories	(39)	911	(911)
Prepaid expenses and deposits	(267)	(109)	(114)
Marketable securities	7	—	—
Accounts payable	(153)	149	(506)

	(649)	950	(1,097)

Supplemental cash flow disclosure

Interest paid	105	107	92
Income taxes paid	508	91	293
Dividends per share	0.11	0.11	0.11

9. Accounts Receivable

	2010	2009

Trade
Retail	1,086	727
Wholesale	361	338
Advanced Technologies	51	27
Income and other taxes	72	127
Future income tax	113	77
Rebates and other non-trade accounts	147	68
Derivative financial instruments	4	6
Allowance for doubtful accounts	(53)	(46)

	1,781	1,324

10. Inventories

	2010
			Advanced
	Retail	Wholesale	Technologies	Total

Raw materials	25	229	13	267
Finished goods	68	147	53	268
Product for resale	1,728	212	27	1,967

	1,821	588	93	2,502

	2009
			Advanced
	Retail	Wholesale	Technologies	Total

Raw materials	24	193	14	231
Finished goods	89	205	44	338
Product for resale	1,451	96	21	1,568

	1,564	494	79	2,137

At December 31, 2010, depreciation and amortization of $16-million is recorded in inventory (December 31, 2009 – $16-million). For 2010, depreciation and amortization of $205-million is recorded in cost of product sold (2009 – $118-million, 2008 – $108-million).
For 2010, no inventory or purchase commitment write-downs were recorded in cost of product sold (2009 – $63-million, 2008 – $216-million).

2010 ANNUAL REPORT	Agrium	101

11. Property, Plant and Equipment

	2010				2009
	Estimated
	useful
	life		Accumulated	Net book		Accumulated	Net book
	(years)	Cost	depreciation	value	Cost	depreciation	value

Land	—	84	—	84	73	—	73
Buildings and improvements	2-25	872	390	482	687	338	349
Machinery and equipment	2-25	3,003	1,841	1,162	2,888	1,833	1,055
Assets under construction	—	335	—	335	274	—	274
Other	2-25	87	51	36	78	47	31

		4,381	2,282	2,099	4,000	2,218	1,782

12. Intangibles

	2010					2009
	Estimated
	useful
	life			Accumulated	Net book		Accumulated	Net book
	(years)	(a)	Cost	amortization	value	Cost	amortization	value

Trade names (b)	5-15		31	7	24	31	5	26
Customer relationships (c)	5-15		553	108	445	543	71	472
Technology (c)	2-10		64	14	50	24	9	15
Other (c)	2-20		148	48	100	131	27	104

			796	177	619	729	112	617

(a)	At December 31, 2010 the weighted-average amortization period for finite-lived intangibles is 10 years (December 31, 2009 – 10 years).

(b)	Certain of the Company’s trade names with a cost of $17-million (2009 — $17-million) have indefinite lives for accounting purposes and accordingly are not amortized. The Company completed its annual test for impairment of indefinite-lived intangibles in the third quarter of 2010 and determined that there was no impairment. Trade names with a cost of $14-million (2009 — $14-million) are being amortized over their estimated useful lives.

(c)	Amortization expense of finite-lived intangibles for 2010 was $61-million (2009 — $56-million, 2008 — $42-million) and over the next five years is estimated to be approximately $50-million annually.
13. Goodwill

	2010
			Advanced
	Retail	Wholesale	Technologies	Unallocated(a)	Total

Balance, beginning of year	1,745	6	50	—	1,801
Acquired during the year	7	3	—	626	636
Purchase price allocation adjustments	(1)	—	—	—	(1)
Foreign currency translation	—	—	—	27	27

Balance, end of year (b)	1,751	9	50	653	2,463

	2009
			Advanced
	Retail	Wholesale	Technologies	Total

Balance, beginning of year	1,732	4	47	1,783
Acquired during the year	1	—	—	1
Purchase price allocation adjustments	12	2	—	14
Foreign currency translation	—	—	3	3

Balance, end of year (b)	1,745	6	50	1,801

(a)	The Company will allocate goodwill to its Business Units once it has determined the fair value of the assets acquired, liabilities assumed and related future income tax impacts. The Company expects that the actual amount assigned to goodwill acquired on acquisition of AWB will change and that the change to goodwill could be material.

(b)	The Company completed its annual test for impairment of goodwill during the third quarter of 2010 and determined that there was no impairment.

102	Agrium	2010 ANNUAL REPORT

14. Investment in Equity Investees

	Interest (%)	2010	2009

Misr Fertilizers Production Company S.A.E. (“MOPCO”) a private company operating in Egypt	26.0	274	270
Hanfeng Evergreen Inc. (“Hanfeng”), 12.1 million common shares	19.6	86	87
Other		29	13

		389	370

The excess of the fair value determination of our investment in MOPCO over MOPCO’s underlying net book value is $77-million and is allocated to property, plant and equipment with an amortization period of 25 years.
MOPCO is carried in the Wholesale Business Unit. Hanfeng is listed on the Toronto Stock Exchange and is carried in the Advanced Technologies Business Unit. The Company’s share of earnings in MOPCO and Hanfeng are recorded on a one quarter delay.

Earnings from equity investees	2010	2009	2008

MOPCO	17	20	—
Hanfeng	4	5	4
Other	4	2	—

	25	27	4

Cumulative undistributed earnings	2010	2009	2008

MOPCO	23	20	—
Hanfeng	13	9	4
Other	6	2	—

	42	31	4

Assets, liabilities and results of operations of the above equity investees	2010	2009	2008

Net sales	444	437	313
Net earnings	137	105	35

Assets	1,915	1,364	248
Liabilities	852	382	56
Shareholders’ equity	1,063	982	192

15. Other Assets

	2010	2009

Investments	2	25
Receivables	34	22
Derivative financial instruments	3	3
Deferred costs	2	20
Other	6	25

	47	95

2010 ANNUAL REPORT	Agrium	103

16. Debt

	2010					2009
	Rate (%)	(a)	Total	Unutilized	Utilized	Utilized

Bank indebtedness
North American revolving credit facilities expiring 2012 (b)	—		775	775	—	—
European credit facilities expiring 2011 (c)(d)	3.07		190	48	142	74
South American credit facilities expiring 2011 (e)	2.90		114	59	55	32
Australian credit facilities expiring 2011 (f)	9.36		157	57	100	—

			1,236	939	297	106

Current portion of long-term debt	2010	2009

8.25% debentures due February 15, 2011 (g)	125	—

Long-term debt	2010	2009

Floating rate bank loans due May 5, 2013 (h)	460	460
Fixed and floating rate bank loans due April and May 2012 (i)	14	26
6.125% debentures due January 15, 2041 (g)(j)	500	—
6.75% debentures due January 15, 2019 (g)	500	500
7.125% debentures due May 23, 2036 (g)	300	300
7.8% debentures due February 1, 2027 (g)	125	125
7.7% debentures due February 1, 2017 (g)	100	100
8.25% debentures due February 15, 2011 (g)	—	125
Other (k)	141	73

	2,140	1,709
Unamortized transaction costs	(22)	(10)

	2,118	1,699

Accounts receivable securitization(l)	2010	2009

Cumulative proceeds from securitization, beginning of period	—	200
Balance acquired in business acquisition	205	—
Proceeds from sales of receivables	225	400
Securitization reduction payments	(210)	(600)

Cumulative proceeds from securitization, end of period	220	—

(a)	Weighted average rates at December 31, 2010.

(b)	Outstanding letters of credit issued under the Company’s revolving credit facilities at December 31, 2010 were $81-million, reducing credit available under the facilities to $694-million.

(c)	The facilities bear interest at various base rates plus a fixed or variable margin. Of the total, $1-million is secured (December 31, 2009 — $137-million). Security pledged for the utilized balance includes accounts receivable and inventories with a total carrying value of $4-million (December 31, 2009 — $87-million). The utilized balance includes Euro-denominated debt of $93-million (December 31, 2009 — $31-million).

(d)	In 2009, the Company entered into a multi-currency revolving facility for Euro-denominated debt of $172-million to replace existing credit facilities. Interest is at LIBOR plus a variable margin or EURIBOR plus a variable margin. The facility expires in December 2011.

(e)	For the facilities utilized, $5-million (December 31, 2009 — nil) is denominated in Argentine peso. Of the total, $38-million is uncommitted (December 31, 2009 — $105-million) of which $5-million has been utilized (December 31, 2009 — $28-million).

(f)	The facilities bear interest at various base rates plus a fixed or variable margin. Of the total, $14-million is secured by certain assets located in Australia. The utilized balance includes AUD-denominated debt of $88-million and NZD-denominated debt of $11-million.

(g)	Debentures have various provisions that allow the Company to redeem debt prior to maturity, at the Company’s option, at specified prices.

(h)	The loans bear interest at LIBOR plus 0.55%.

(i)	South American floating rate loans bear interest at LIBOR plus 5.25% and fixed rate loans bear interest at 1.4%.

(j)	On December 15, 2010, the Company issued $500-million of 6.125%, 30-year debentures for proceeds of $490-million net of related expenses including a discount on the debt of $5.5-million which is being amortized to interest expense using the effective interest rate method over the life of the debentures.

(k)	Includes South American facilities of $115-million (December 31, 2009 — $55-million) that bear interest at 2.9% repayable in 2012.

104	Agrium	2010 ANNUAL REPORT

(l)	The Company has revolving purchase and sale agreements to sell, with limited recourse, accounts receivable to a maximum of $200-million and AUD$250-million (December 31, 2009 — $200-million). The receivables are sold to an unrelated financial institution or in the case of the AUD agreement, to a qualifying special purpose entity (“QSPE”), which then sells interests in the receivables to a third party purchaser. The QSPE is legally separate from the Company, as a result the assets of the QSPE (including the receivables transferred to it) are not available to creditors of the Company, and the transferred receivables are legally not an asset of the Company. The Company provides a security interest to the financial institution and the QSPE in the form of accounts receivable in excess of the net cash proceeds received. The Company has the option to increase the AUD facility to AUD$300-million as of January 2011. The agreements expire in 2012.

(m)	The Company maintains a $24-million irrevocable standby letter of credit facility in favor of a subsidiary. At December 31, 2010, $22-million was outstanding (December 31, 2009 — $22-million), which does not reduce availability under the Company’s other credit facilities.

(n)	Revolving credit facilities require the Company maintain specific covenants described under Capital Management.
17. Accounts Payable

	2010	2009

Trade	1,016	989
Customer prepayments	840	529
Accrued liabilities	801	508
Income and other taxes	94	396
Accrued interest	32	30
Dividends	9	9
Derivative financial instruments	51	14

	2,843	2,475

18. Other Liabilities

	2010	2009

Environmental remediation	124	140
Asset retirement obligations	106	106
Stock-based compensation	63	33
Employee future benefits	73	68
Derivative financial instruments	33	25
Other	9	9

	408	381

19. Asset Retirement Obligations
The Company’s asset retirement obligations generally relate to dismantlement and site restoration for nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. Cash payments for the obligations are expected to occur over the next 30 years with the exception of potash operations, which are expected to occur after 100 years. Timing of payment is dependent on a number of factors such as the life and nature of the asset. These obligations are estimated using discount rates from 5 percent to 8 percent.

	2010	2009

Balance, beginning of year	106	86
Accretion, included in other expenses	6	6
Additions	1	11
Settlements	(7)	(7)
Foreign currency translation	—	10

Balance, end of year	106	106

2010 ANNUAL REPORT	Agrium	105

20. Stock-Based Compensation

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSAR”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SAR”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSU”)	Officers and employees	Annually	On the third anniversary of the grant date	n/a	Cash

Director’s Deferred Share Units (“DSU”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	n/a	In cash on director’s departure from the Board
Stock Options and Tandem Stock Appreciation Rights Plan
The stock option plan permits the attachment of SAR to all grants of options. Option holders who are granted TSAR have the right to surrender vested options as cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Company’s shares on the New York Stock Exchange (“NYSE”) on the date of exercise over the exercise price of the TSAR. The Company expects the majority of option holders will elect to exercise their options as a SAR, surrender their options and therefore receive settlement in cash.
The Board may accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of the Company.
Stock option activity (number of options in thousands; weighted average price in U.S. dollars)

	2010		2009		2008
Options and TSAR	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	2,901	31.16	2,906	25.95	3,041	23.93
Granted	238	63.20	517	40.30	297	74.88
Exercised	(618)	20.85	(522)	15.76	(432)	16.05

Outstanding, end of year	2,521	36.98	2,901	31.16	2,906	25.95

Exercisable, end of year	1,662	29.21	1,829	23.04	1,920	16.59
Maximum available for future grants, end of year	991		1,033		1,489
Cash received from equity settled awards		8		7		4
Tax benefit from equity settled awards		3		1		1

Options outstanding (number of options in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2010		Options Outstanding		Options Exercisable
	Remaining		Exercise		Exercise
Range of Exercise Prices	contractual life	Options	price	Options	price

Less than 15.71	3	548	15.59	548	15.59
15.72 to 24.87	4	547	22.69	547	22.69
24.88 to 40.25	6	410	39.73	298	39.73
40.26 to 51.14	8	497	40.44	125	40.72
51.15 to 74.63	8	519	69.11	144	74.07

	6	2,521	36.98	1,662	29.21

106	Agrium	2010 ANNUAL REPORT

Stock Appreciation Rights Plan
SAR entitle an employee to receive a cash payment equal to the excess of the highest price of the Company’s shares on the NYSE on the date of exercise over the exercise price of the right.
SAR outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2010		SAR Outstanding		SAR Exercisable
	Remaining		Exercise		Exercise
Range of Exercise Prices	contractual life	Units	price	Units	price

Less than 29.95	5	102	23.60	102	23.60
29.96 to 39.73	6	110	39.61	79	39.63
39.74 to 45.25	8	131	40.30	31	40.30
45.26 to 84.51	8	144	68.25	34	73.89

	7	487	44.92	246	37.78

Performance Share Units Plan
PSU vest based upon the relative ranking of the Company’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSU granted, up to 150 percent of the original PSU granted, depending on the Company’s relative performance ranking.
The value of each PSU granted is based on the average common share price of the Company as traded on the NYSE during the last five closing days of the three year cycle. When cash dividends are paid on the common shares of the Company, additional PSU of equivalent value are credited to the designated employee’s account.

PSU Activity (number of PSUs in thousands)	2010	2009	2008

Outstanding, beginning of year	688	636	816
Granted	200	327	146
Settled	(229)	(275)	(326)

Outstanding, end of year	659	688	636

Director’s Deferred Share Units Plans
The Company has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSU. The number of DSU issued is calculated by dividing the director’s fees by the fair market value of the Company’s common shares on the date that the fees become payable.
The second plan permits grants at the discretion of the Board. Under this plan, a specified number of DSU may be granted to each director upon the approval of the Board.

Compensation expense (recovery) by plan	2010	2009	2008

Stock options and TSAR	49	29	(11)
SAR	14	9	(7)
PSU	40	30	(4)
DSU	7	5	(3)

	110	73	(25)

At December 31, 2010, there was $39-million of unrecognized compensation expense for unvested awards. During 2010, cash of $35-million was used to settle the Company’s liability for awards exercised.

2010 ANNUAL REPORT	Agrium	107

21. Employee Future Benefits

Obligations and assets (a)	Defined benefit pension plans			Post-retirement benefit plans
	2010	2009	2008	2010	2009	2008

Change in accrued benefit obligations
Balance, beginning of year	204	170	192	58	60	89
Obligations associated with acquisitions (b)	—	—	4	—	—	—
Foreign currency translation on Canadian obligations	6	18	(26)	2	11	(17)
Interest cost	12	11	12	3	3	5
Service cost	4	4	4	2	2	3
Actuarial loss (gain)	22	10	(8)	5	(16)	(16)
Amendments	—	1	2	—	1	(3)
Benefits paid	(18)	(10)	(10)	(2)	(3)	(1)

Balance, end of year	230	204	170	68	58	60

Change in plan assets
Fair value, beginning of year	154	113	166	—	—	—
Assets associated with acquisitions (b)	—	—	4	—	—	—
Foreign currency translation on Canadian assets	2	11	(16)	—	—	—
Amendments	—	—	(7)	—	—	—
Actual return on plan assets	14	19	(27)	1	2	—
Employer contributions	8	21	3	1	1	1
Benefits paid	(16)	(10)	(10)	(2)	(3)	(1)

Fair value, end of year	162	154	113	—	—	—

Unfunded status	68	50	57	68	58	60
Unrecognized net (loss) gain	(70)	(53)	(52)	(1)	4	(9)
Unrecognized prior service (cost) benefit	(4)	(4)	(3)	6	6	8

Accrued employee future benefit (asset) liability	(6)	(7)	2	73	68	59

Amounts recognized in the consolidated balance sheets consist of:
Other assets: Prepaid employee future benefits	(6)	(7)	(4)	—	—	—
Other liabilities	—	—	6	73	68	59

	(6)	(7)	2	73	68	59

(a)	Disclosures for employee future benefits have a measurement date of December 31, 2010. The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2007. The next required valuation date for funding purposes is December 31, 2010. For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes was January 1, 2010 and the next required valuation is January 1, 2011.

(b)	Obligations and assets associated with acquisitions in 2008 relate to the Company’s acquisition of UAP.

(c)	The estimated aggregate expected contribution to fund the Company’s defined benefit pension plans for 2011 is $8-million.

	Defined benefit	Post-retirement
Expected benefit payments	pension plans	benefit plans	Total

2011	11	2	13
2012	12	2	14
2013	12	2	14
2014	12	2	14
2015	19	3	22
2016 through 2020	73	18	91

108	Agrium	2010 ANNUAL REPORT

Actuarial calculations of expense	2010	2009	2008

Defined benefit pension plans
Service cost for benefits earned during the year	4	4	4
Interest cost on accrued benefit obligations	12	11	12
Expected return on plan assets	(10)	(9)	(12)
Net amortization and deferral	3	4	1

Net expense	9	10	5

Post-retirement benefit plans
Service cost for benefits earned during the year	2	2	3
Interest cost on accrued benefit obligations	3	3	5
Net amortization and deferral	(1)	(1)	1

Net expense	4	4	9

Defined contribution pension plans	34	30	29

Total expense	47	44	43

Actuarial assumptions	Future benefits obligation			Future benefits expense
(percent)	2010	2009	2008	2010	2009	2008

Defined benefit pension plans
Discount rate (a)	5	6	6	6	6	6
Long-term rate of return on assets (b)	n/a	n/a	n/a	7	7	7
Rate of increase in compensation levels	3	3	3	3	3	4
Post-retirement benefit plans
Discount rate (a)	5	6	6	5	6	6

(a)	The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled. The rate is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the timing and amount of the plans’ expected cash flows.

(b)	The Company’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

Assumed and ultimate health care cost trend rates	2010	2009	2008

Health care cost trend rate assumed for the next fiscal year	8	8	8
Ultimate health care cost trend rate	5	5	5
Fiscal year the rate reaches the ultimate trend rate	2018	2017	2017

	One percentage	One percentage
Effect of assumed health care cost trend rate changes	point increase	point decrease

Accumulated post-retirement benefit
obligation as of December 31, 2010	9	(7)
Total of service and interest cost	1	(1)

2010 ANNUAL REPORT	Agrium	109

Asset Allocation and Investment Strategy
For defined benefit pension plan assets (“plan assets”), the Company’s investment objective is to: a) maximize long-term return while maintaining an adequate level of diversification; and b) provide for liquidity to make immediate future benefit payments. Investments are classified by asset categories described below to achieve diversification by investment strategy, investment manager, country, industry sector, and holding. Investments in commodities, precious metals and certain other high risk or illiquid assets are prohibited. Use of derivative instruments is limited to creating a desirable asset mix position, adjusting the duration of a fixed income portfolio, replicating the investment performance of interest rates or a recognized capital market index, managing currency exposure, and otherwise reducing risk.

Plan assets – asset allocation	Target allocation	Plan assets
Asset categories (percent)	2011	2010	2009

Cash and other	0-10	1	2
Equity securities (a)	50-75	61	61
Debt securities (b)	25-50	38	37

(a)	Includes approximately 30 percent investments in Canadian common equities and 55 percent in U.S. common equities in a variety of sectors including financial, energy, materials, health care and technology.

(b)	Includes Canadian and U.S. government bonds and investment grade corporate bonds of Canadian and U.S. issuers.

Fair value of plan assets	Level 1	Level 2	Total

Cash and cash equivalents	6	—	6
Equity securities
Canadian common stocks	28	—	28
U.S. common stocks	54	—	54
Foreign common stocks	15	—	15
Debt securities
Fixed income	—	34	34
Government securities	25	—	25

	128	34	162

22. Accumulated Other Comprehensive Income

	2010	2009

Cash flow hedges, net of tax	—	2
Available for sale financial instruments, net of tax	—	29
Foreign currency translation	2	(78)

	2	(47)

110	Agrium	2010 ANNUAL REPORT

23. Financial Instruments
Risk Management
In the normal course of business, the Company’s financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow. Risks managed by the Company include:

Item	Affected by	Risk management policies

Sales	Product prices, Foreign currency exchange rates: USD vs. CAD, ARS (Argentine peso), EUR, GBP, AUD	Foreign currency forward and option contracts

Cost of product sold — natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and heat rate swap contracts

Cost of product sold — product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Currency exchange rates: USD vs. CAD, ARS, EUR, GBP, AUD	Foreign currency forward and option contracts

Capital expenditures	Currency exchange rates: USD vs. CAD, ARS, EUR, AUD	Foreign currency forward and option contracts

Interest expense	USD, EUR and AUD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk — currency risk	USD balances in Canadian, European and Australian subsidiaries; Foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk — natural gas, power and nutrient price risk	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts and heat rate swap contracts to manage power price risk for up to five years

Market risk — interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at December 31, 2010 to financial instruments outstanding on that date while assuming all other variables remain constant.
Market Risk
The change in fair value of non-qualifying derivative financial instruments is reported in other expenses.
a) Currency risk
U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings.

	2010	2009

Net U.S. dollar denominated balance in Canadian operations	625	254
A $10-million impact on net earnings requires a strengthening or weakening in the U.S. dollar against the Canadian dollar	0.02	0.06

2010 ANNUAL REPORT	Agrium	111

Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)

	2010			2009
	CAD	Euro	AUD	CAD	Euro	AUD

Cash and cash equivalents	40	6	70	(2)	5	—
Accounts receivable	126	141	321	69	65	—
Bank indebtedness	—	(142)	(88)	—	(31)	—
Accounts payable	(648)	(86)	(307)	(246)	(38)	—

	(482)	(81)	(4)	(179)	1	—

	2010			2009
	CAD	Euro	AUD	CAD	Euro	AUD

A $10-million increase in comprehensive income requires a weakening against the U.S. dollar	(0.02)	(0.11)	—	(0.06)	—	—
A $10-million decrease in comprehensive income requires a strengthening against the U.S. dollar	0.02	0.08	—	0.05	—	—

Foreign exchange derivative financial instruments outstanding

	2010			2009
	Notional		Fair value	Notional		Fair value
	(millions,		assets	(millions,		assets
Sell/Buy	buy currency)	Maturities	(liabilities)	buy currency)	Maturities	(liabilities)

USD/CAD forwards	CAD 40	2011	3	CAD 46	2010	1
CAD/USD forwards	USD 370	2011	(7)	—	—	—
AUD/USD forwards	USD 381	2011	(24)	—	—	—
EUR/USD forwards	—	—	—	USD 9	2010	—
GBP/USD forwards	—	—	—	USD 2	2010	—

			(28)			1

b) Commodity price risk

	2010	2009

A $10-million increase in net earnings requires an increase in gas prices per MMBtu	2.17	0.47
A $10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(2.30)	(0.47)

112	Agrium	2010 ANNUAL REPORT

Natural gas, power and nutrient derivative financial instruments outstanding

	2010			2009
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF)
NYMEX contracts
Swaps	33	2011	(50)	67	2010	(35)
		to 2013			to 2013
Collars	12	2011	(1)	23	2010	5
(swap with options)		to 2012			to 2012
El Paso swaps	2	2011	—	—	—	—
AECO contracts
Swaps	7	2011	(2)	—	—	—

	54		(53)	90		(30)

Power — Swaps (GWh)	412	2011	4	552	2010	(2)
		to 2013			to 2013
Nutrient — Urea swaps (short tons)	—	—	—	24,500	2010	1

			(49)			(31)

c) Interest rate risk
The Company’s exposure to floating interest rate risk is generally limited to bank indebtedness and certain cash and cash equivalents, whereas exposure to fixed interest rate risk is generally limited to the Company’s long-term debt.
The Company’s cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments.
Credit Risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Canada, Argentina, Chile, Australia and New Zealand. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market.

Allowance for doubtful accounts	2010	2009

Balance, beginning of period	46	36
Additions	55	47
Write-offs	(48)	(37)

Balance, end of period	53	46

Balance as a percent of trade accounts receivable (%)	4	4

The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At December 31, 2010, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts.

Maximum credit exposure based on derivative financial instruments in an asset position	2010	2009

Foreign exchange contracts	3	1
Natural gas, power and nutrient contracts	4	8

	7	9

2010 ANNUAL REPORT	Agrium	113

Liquidity Risk
The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The primary source of liquidity is cash generated from operations, supplemented by credit facilities and the accounts receivable securitization program. The Company monitors and has access to capital as described under capital management.
The Company’s bank indebtedness and accounts payable generally have contractual maturities of six months or less.
Fair Values
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.

Financial instrument	Classification	Carrying Value

Cash and cash equivalents	Held for trading	Fair value
Accounts receivable (a)	Loans and receivables	Amortized cost
Accounts receivable — derivative financial instruments (b)	Held for trading	Fair value
Marketable securities	Available for sale or held for trading	Fair value
Other assets	Loans and receivables	Amortized cost
Other assets — derivative financial instruments (b)	Held for trading	Fair value
Bank indebtedness (a)	Other liabilities	Amortized cost
Accounts payable (a)	Other liabilities	Amortized cost
Accounts payable — derivative financial instruments (b)	Held for trading	Fair value
Long-term debt (c)	Other liabilities	Amortized cost
Other liabilities	Other liabilities	Amortized cost
Other liabilities — derivative financial instruments (b)	Held for trading	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.

(b)	Fair value is recorded at the estimated amount the Company would receive or pay to terminate the contracts determined based on the Company’s assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows, based on observable market inputs such as interest yield curves.

(c)	Fair value of floating-rate loans approximates carrying value.

Long-term debt including current portion	2010	2009

Fair value (level 2)	2,465	1,805
Carrying value	2,265	1,709
Weighted-average effective interest rate (%)	6	6

Fair value of financial instruments	2010
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	540	—	—	540
Accounts receivable
Foreign exchange derivative financial instruments	—	3	—	3
Gas, power and nutrient derivative financial instruments	42	5	(46)	1
Marketable securities
Other (held for trading)	3	—	—	3
Other assets
Gas, power and nutrient derivative financial instruments	24	5	(26)	3
Other (available for sale)	2	—	—	2
Accounts payable
Foreign exchange derivative financial instruments	—	(31)	—	(31)
Gas, power and nutrient derivative financial instruments	(61)	(5)	46	(20)
Other liabilities
Gas, power and nutrient derivative financial instruments	(57)	(2)	26	(33)

114	Agrium	2010 ANNUAL REPORT

Fair value of financial instruments	2009
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	933	—	—	933
Accounts receivable
Foreign exchange derivative financial instruments	—	1	—	1
Gas, power and nutrient derivative financial instruments	35	6	(36)	5
Marketable securities
Investment in CF (available for sale)	113	—	—	113
Other (held for trading)	1	—	—	1
Other assets
Gas, power and nutrient derivative financial instruments	26	3	(26)	3
Other (available for sale)	25	—	—	25
Accounts payable
Gas, power and nutrient derivative financial instruments	(44)	(6)	36	(14)
Other liabilities
Gas, power and nutrient derivative financial instruments	(47)	(4)	26	(25)

24. Commitments

	2011	2012	2013	2014	2015

Cost of product sold
Operating lease commitments (a)	189	102	82	73	65
Natural gas and other (b)(c)	398	71	65	71	74
Power, sulfuric acid and other (d)	90	50	47	37	35
Other
Long-term debt and capital lease repayments (e)	239	113	568	106	106
Derivative financial instruments
Natural gas	20	18	15	—	—

	936	354	777	287	280

(a)	Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Company’s operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2010, expenses for operating leases were $182-million (2009 — $162-million; 2008 — $158-million).

(b)	The Company’s minimum commitments for North American natural gas purchases, which are floating-rate contracts, are calculated using the prevailing regional gas prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2010.

(c)	Commitments include the Company’s proportionate share of commitments of joint ventures. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.

(d)	The Company has a power co-generation agreement for its Carseland facility, which expires December 31, 2026. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power per hour (“MW/hr”) through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas.

(e)	Payments include interest.
25. Guarantees
The Company has guaranteed rail car leases of a third party. The lease agreements expire in 2025. Maximum potential future undiscounted payments for guarantees issued by the Company were approximately $25-million as at December 31, 2010. If the guaranteed party fails to make lease payments as they become due, the Company would be required to act under the guarantees; however, the Company does not expect any material loss would result after consideration of possible recoveries under recourse provisions.
26. Contingencies
Environmental Remediation
The Company expects contingent environmental liabilities to arise out of existing and former operations. Such liabilities are different from, and would be in addition to, existing asset retirement obligations and accrued environmental remediation liabilities because the liabilities are not determinable, the conditions which may give rise to the costs are uncertain, and the future expectations of the applicable regulatory authorities are not known. Potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.

2010 ANNUAL REPORT	Agrium	115

Litigation
Oil-For-Food Programme
On April 14, 1995 the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.
On June 27, 2008 the Iraqi Government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232-million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010. At February 24, 2011, the potential exposure is indeterminable.
As the impact on the operations of AWB arising from this legal action has not yet been fully determined, there is uncertainty as to the resultant impact, if any, on the financial position, financial performance and cash flows of AWB arising directly or indirectly from transactions under the OFFP. If the case against AWB is not dismissed, the litigation costs and a possible adverse decision on the merits could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results.
Potash
The Company and a number of unrelated companies are named as defendants in two class action complaints currently consolidated before the United States District Court, Northern District of Illinois. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. The Company believes that the allegations are without merit.
At February 24, 2011, the potential exposure of the above lawsuits is indeterminable.
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.
Other
The Company is contractually obligated to reimburse a third party for its pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing and distribution arrangement. There were no such operating losses or other liabilities in 2010, 2009 or 2008.
The Company was contingently liable at December 31, 2010 for a maximum of $40-million (December 31, 2009 — $53-million) to purchase certain accounts receivable, inventories and equipment from some of the Company’s dealers upon expiry of the agency agreement or resignation of the dealer. During the year, the Company did not purchase any accounts receivable, inventories or equipment from dealers.
27. Capital Management
The Company’s primary objectives when managing capital are to provide for: a) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives; and b) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets.
The ratios outlined in the table below are monitored by the Company in managing its capital.

	2010	2009	2008

Net debt to net debt plus equity (%) (a)	27	16	31
Interest coverage (multiple) (b)	13.4	7.5	22.1

(a)	Net debt includes bank indebtedness and long-term debt, net of cash and cash equivalents. Equity includes shareholders’ equity.

(b)	Interest coverage is the last twelve months net earnings from continuing operations before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

(c)	The measures of debt, equity and net earnings from continuing operations described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

(d)	The Company’s strategy for managing capital is unchanged from December 31, 2009.
The Company’s revolving credit facilities require the Company maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at December 31, 2010.

116	Agrium	2010 ANNUAL REPORT

The Company has filed a base shelf prospectus in Canada and the U.S. which potentially allows issuance of up to $1.5-billion of debt, equity or other securities until December 2011. Issuance of securities requires filing a prospectus supplement and is subject to availability of funding in capital markets.
28. Segmentation

	2010	2009	2008

Consolidated net sales
Retail
Crop nutrients	3,001	2,522	2,718
Crop protection products	2,703	2,638	2,115
Seed	877	731	432
Services and other	388	273	251

	6,969	6,164	5,516

Wholesale
Nitrogen	1,343	1,247	1,815
Potash	646	333	816
Phosphate	548	436	847
Product purchased for resale	993	816	971
Other	201	187	237

	3,731	3,019	4,686

Advanced Technologies	390	304	352

Other (a)(b)	(570)	(358)	(523)

	10,520	9,129	10,031

Consolidated inter-segment sales (b)
Retail	28	4	5
Wholesale	490	311	459
Advanced Technologies	52	43	59

	570	358	523

Consolidated net earnings from continuing operations
Retail	410	163	480
Wholesale	866	495	1,478
Advanced Technologies	12	3	33
Other (a)	(185)	(80)	25

Earnings before interest and income taxes (c)	1,103	581	2,016
Interest on long-term debt	88	91	82
Other interest	19	19	23

Earnings before income taxes (c)	996	471	1,911

Income taxes	265	105	589

	731	366	1,322

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions.

(b)	Net sales between segments are accounted for at prices that approximate fair market value.

(c)	Net of non-controlling interests.

2010 ANNUAL REPORT	Agrium	117

	2010	2009	2008

Total assets
Retail	6,630	5,393	5,536
Wholesale	2,550	3,205	3,981
Advanced Technologies	460	418	348
Other	1,665	769	(28)
Discontinued operations	1,412	—	—

	12,717	9,785	9,837

Capital expenditures
Retail	148	77	54
Wholesale	264	201	432
Advanced Technologies	18	27	12
Other	11	8	8

	441	313	506

	2010			2009			2008
	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill

Canada	1,329	1,139	27	1,073	968	2	1,704	682	17
United States	7,899	658	1,772	7,146	583	1,793	7,296	535	1,762
Europe	583	6	9	495	7	6	480	4	4
South America	497	226	2	283	221	—	477	230	—
Australia and Asia	144	70	653	—	—	—	—	—	—
Other	68	—	—	132	3	—	74	585	—

	10,520	2,099	2,463	9,129	1,782	1,801	10,031	2,036	1,783

118	Agrium	2010 ANNUAL REPORT

29. Joint Ventures
The consolidated statements of operations, statements of cash flows and balance sheets include, on a proportionate basis, the Company’s 50 percent interest in Profertil S.A., an Argentina-based manufacturer and wholesale distributor of nitrogen products, and other joint ventures operating in the United States, Europe and Australia.
A summary of the Company’s interest in the joint ventures at December 31 is as follows:

Statements of operations	2010	2009	2008

Net sales	347	353	408
Expenses	257	282	322
Income taxes	32	26	27

Proportionate share of net earnings of joint ventures	58	45	59

Statements of cash flows	2010	2009	2008

Operating activities	38	78	61
Investing activities	(10)	(1)	(13)
Financing activities	(43)	(56)	(28)
Effect of exchange rate changes on cash and cash equivalents	(4)	—	—

Proportionate share of (decrease) increase in cash and cash equivalents of joint ventures	(19)	21	20

Balance sheets	2010	2009

Current assets	231	111
Long-term assets	253	202

	484	313

Current liabilities	133	69
Long-term liabilities	19	31

	152	100

Proportionate share of net assets of joint ventures	332	213

Cumulative earnings from the Company’s interest in joint ventures included in retained earnings	91	59

2010 ANNUAL REPORT	Agrium	119